TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ANNOUNCES INITIAL RESOURCE ESTIMATE AT GOSSELIN
ZONE - GROWING CÔTE GOLD DISTRICT BY 3.4 MILLION GOLD OUNCES IN
INDICATED RESOURCES AND 1.7 MILLION GOLD OUNCES IN INFERRED
RESOURCES

HIGHLIGHTS:

  Gosselin deposit initial mineral resource estimate comprises:
    124.5 million tonnes of indicated resources averaging 0.84 grams of gold per tonne for 3.35 million ounces of gold
    72.9 million tonnes of inferred resources averaging 0.73 grams of gold per tonne for 1.71 million ounces of gold

  Addition of Gosselin deposit mineral resources represents a 33% increase in total contained gold in measured and indicated resource categories and 45% increase in total contained gold in inferred resource category for the Côté Gold project

  Deposit only drilled to approximately half the depth of Côté Gold deposit itself; remains open at depth and along strike

  Potential for significant future resource expansion

Toronto, Ontario, October 18, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce an initial mineral resource estimate for the Gosselin zone discovery, centered approximately 1.5 kilometres northeast of the Côté Gold construction project ("Côté Gold"). The estimate was completed in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards incorporated by reference in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The Gosselin delineation drilling program was undertaken as part of the Côté Gold 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM"). Côté Gold, located 175 km north of Sudbury, Ontario, Canada and 125 km southwest of Timmins, Ontario, Canada, is currently under construction with commercial production anticipated in the second half of 2023 (see news releases dated July 21, 2020 and August 4, 2021).

The mineral resource estimate for the Gosselin deposit (on a 100% basis using a US$1,500 per ounce gold price) comprises:

  124.5 million tonnes of indicated resources averaging 0.84 grams of gold per tonne for 3.35 million ounces of gold; and

  72.9 million tonnes of inferred resources averaging 0.73 grams of gold per tonne for 1.71 million ounces of gold.

Current reported mineral resources for the adjacent Côté Gold deposit, on the same basis, are comprised of measured and indicated resources totalling 365.5 million tonnes averaging 0.87 grams of gold per tonne for 10.2 million ounces of gold and inferred resources totalling 189.6 million tonnes averaging 0.63 grams of gold for 3.8 million ounces (see news release dated February 17, 2021).

Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "We are very pleased to have reached this significant milestone disclosing an initial mineral resource estimate for the Gosselin discovery. The exploration team is to be especially congratulated for safely completing a series of successive, logistically challenging, delineation-drilling programs while navigating the evolving challenges presented by the COVID-19 pandemic."

"We believe that the Gosselin deposit will continue to enhance the long term value and district-scale potential of the Côté Gold project. The Gosselin deposit remains open along strike to the northeast and has only been drilled to approximately half the depth of the Côté Gold deposit itself, so there remains significant potential to further expand total resources," added Mr. MacDougall.

The mineral resource estimate for the Gosselin zone incorporates assay results from 163 diamond drill ("DD") holes totalling 54,775 metres, including 95 DD holes totalling 38,398 metres completed by IAMGOLD as part of its delineation drilling program. Drill holes are spaced at approximately 70 metres apart. The estimate was prepared using a block model constrained with 3D wireframes of the principal mineralized domains. Values for gold were interpolated into blocks using inverse distance cubed. A Whittle open pit optimization algorithm was run on the block model to constrain the resource and to support the CIM requirement that mineral resources have "reasonable prospects for eventual economic extraction". The optimization algorithm considered only the Gosselin block model and the original unmined surface, independent of the Côté estimated block model. Pit slopes in rock were assumed at 45° and the resource estimate assumes a long-term gold price of US$1,500 per ounce. Only mineralization contained within the preliminary pit shell has been included in the resource estimate. Gold recoveries are assumed at 91.8% as indicated by preliminary metallurgical test work. The resource estimate was completed by SLR Consulting (Canada) Ltd. ("SLR") with an effective date of October 4, 2021.

IAMGOLD will file an updated NI 43-101 technical report for Côté Gold, including a description of the Gosselin deposit mineral resource estimate, on SEDAR at www.sedar.com within 45 days of the date of this news release.

MINERAL RESOURCE STATEMENT - GOSSELIN ZONE, CANADA

At October 4, 2021 (100% Basis)

Category	Cut-off Grade (g/t Au)	Tonnage (Mt)	Grade (g/t Au)	Contained Au (Moz)	Attributable Contained Au (Moz)
Indicated	0.6	74.1	1.10	2.62
	0.5	90.6	1.00	2.91
	0.4	108.5	0.91	3.17
	0.3	124.5	0.84	3.35
	0.2	133.1	0.80	3.42
Total Indicated	0.3	124.5	0.84	3.35	2.17
Inferred	0.6	36.9	1.02	1.21
	0.5	46.6	0.92	1.38
	0.4	58.9	0.82	1.56
	0.3	72.9	0.73	1.71
	0.2	100.2	0.60	1.93
Total Inferred	0.3	72.9	0.73	1.71	1.11

Notes:

  2014 CIM Definition Standards were followed for the definition of Mineral Resources.
  Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.
  Mineral Resources are reported using a gold price of US$1,500 per ounce and a USDCAD exchange rate of 1:1.2.
  Mineral Resources are constrained by a Whittle optimized pit shell using economic parameters consistent with those used for the mineral resources estimate in the "Côté Gold Project, Ontario, NI 43-101 Technical Report on Feasibility Study" effective November 1, 2018 prepared in accordance with NI 43-101.
  High grade assay values from the main mineralized domains have been capped from 6 g/t Au to 20 g/t Au, and at 3 g/t Au in the low grade domain.
  Bulk density values were determined by measurements on core and range from 2.69 g/cm3 to 2.85 g/cm3 for the different host lithologies.
  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  All figures have been rounded to reflect the relative accuracy of the estimates.

About the Gosselin Deposit

The Gosselin zone discovery is located immediately northeast of the Côté Gold deposit (see figure 1 below), and is accessible by construction roads on the developing mine property. Diamond drilling to date has delineated wide intervals of low-grade gold mineralization hosted in altered and brecciated intrusive lithologies similar to that observed at the adjacent Côté Gold deposit, extending from the Young-Shannon historical shaft in the west to the Gosselin zone in the east. Drilling to date has outlined mineralization over a strike length of 1,400 metres, width of 400 metres and a depth extent of 425 metres. The deposit outcrops below the shallow Three Ducks Lake, and remains open at depth, to the northwest, and along strike to the northeast and southwest.

Next Steps

The resource estimation process has identified a number of areas with potential for resource expansions at depth, along strike and in areas where drill hole spacing remains too wide to classify resources at this time. In addition, the saddle area between the Gosselin resource pit shell and the adjacent Côté Gold deposit design pit is a priority area to review for a potential connection of mineralization. These areas will be evaluated in order to plan future drilling campaigns designed to expand resources as well as upgrade resource classification.

With this initial resource estimation now complete, planning and sample selection will commence to advance future metallurgical test work to evaluate recoveries across a range of ore types and grades and evaluate the comminution characteristics of the mineralization.

The Côté technical team will also begin mining and infrastructure studies to review alternatives to optimize the inclusion of the Gosselin resource into future Côté life-of-mine plans. As part of these studies, the Company will commence work on defining the baseline data and permitting requirements for different development scenarios and initiate discussions on these different options with our First Nations and Métis stakeholders.

Figure 1: Longitudinal section of the Côté Gold and Gosselin deposits resource block models within the constraining Whittle resource pit shells.

Qualified Persons, Technical Information and Quality Control Notes

The mineral resource estimate, including verification of the data disclosed, has been completed by SLR and has been prepared in accordance with NI 43-101 and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by Tudorel Ciuculescu, P.Geo., who is a Consultant Geologist with SLR. Mr. Ciuculescu is an independent "qualified person", as defined by NI 43-101 (a "QP"), and has reviewed and approved the contents of this news release.

The QPs responsible for the supervision of the supporting drilling programs, data validation and verification, deposit modelling and review of the technical information in this news release are Al Smith, P.Geo., District Manager - Exploration for IAMGOLD in the Ontario Côte District and Brad McKinley, P.Geo., Senior Geologist for IAMGOLD in the Ontario Côte District. Each of Mr. Smith and Mr. McKinley is a QP for the purposes of NI 43-101 with respect to the technical information being reported on in this news release. The technical information has been included herein with the consent and prior review of the above noted QPs.

The information in this news release was also reviewed and approved by Craig MacDougall, P.Geo., Executive Vice President, Growth for IAMGOLD, who is also a QP.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance-quality control ("QA-QC") program designed to follow industry best practice. Drill core (NQ and BTW size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 0.5 to 1.5 metres in length depending on the geological observations. Samples were stored in sealed plastic bags and packed into fiber bags onto a pallet where they were shrink wrapped for transport. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory.

Activation Laboratories Limited ("ACTLABS") of Timmins, Ontario, was utilized for assay analyses, performing crushing, pulverizing, and fire assay. ACTLABS completed the following laboratory procedure: samples are coarse crushed to 80% passing 2.0 mm screen (10 mesh screen), riffle split (250 gram) and pulverized to 95% passing 105 µm. Cleaner sand is included. Samples were analyzed using a standard 30 gram fire assay (30 g aliquot) with an Atomic Absorption finish.

For samples that returned assay values over 3.0 grams per tonne (g/t), another cut is taken from the original pulp and fire assayed with a gravimetric finish. For samples showing visible gold or samples which have returned values greater than 5.0 g/t, these were re-analyzed by pulp metallic analysis.

IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

In accordance with recommendations from our on-going QA-QC program, additional check analyses are underway at a secondary (umpire) laboratory.

The mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "would", "continue", "expect", "expected", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "appear" "plan", "schedule", "guidance", "outlook", "potential", "plans", "targeted", "focused", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, the failure to accurately estimate mineral resources or mineral reserves, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission at https://www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESOURCE ESTIMATES

The mineral resource estimates contained in this news release have been prepared in accordance with NI 43-101. These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of amendments to the SEC's disclosure rules, which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101. Issuers must begin to comply with these SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1  Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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